# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Triller Group Inc., CIK 0001769624
CUSIP: 895970101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 7119 West Sunset Boulevard, Suite 782, Los Angeles, California (CA), 90046
Date of event which requires filing of this statement: 02/21/2025
Filed by CIK 0002053925
Persons authorized to receive notices and communications: KCP Holdings Limited, 71 Fort Street, 3rd Floor, George Town, Grand Cayman, Cayman Islands (E9), KY1-1111, 345-769-1629

## Reporting persons
- KCP Holdings Limited (CIK 0002053925): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 12,727,272; sole dispositive power 0; shared dispositive power 12,727,272; aggregate amount beneficially owned 12,727,272 (7.25% of the class)
  Comment: For rows 8, 10 and 11, represents 6,363,636 shares of Common Stock held by KCP plus the Warrant held by KCP exercisable into 6,363,636 shares of Common Stock. For row 13, calculation based on 175,567,952 shares of Common Stock, which is equal to 162,840,680 shares of Common Stock outstanding as of January 24, 2025 as disclosed by the Issuer in the Securities Purchase Agreement, plus 6,363,636 shares of Common Stock issued by the Issuer to KCP pursuant to the Securities Purchase Agreement and 6,363,636 shares of Common Stock into which the Warrant issued by the Issuer to KCP is exercisable. The Warrant will not become exercisable until six months after its issuance, but the underlying shares it is exercisable into have been included in the calculation of the percentage set forth in row 13, notwithstanding that the Warrant is not exercisable until six months after its issuance.
- Roger C. Kennedy (CIK 0002053924): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 12,727,272; shared voting power 0; sole dispositive power 12,727,272; shared dispositive power 0; aggregate amount beneficially owned 12,727,272 (7.25% of the class)
  Comment: For rows 7, 9 and 11, represents 6,363,636 shares of Common Stock held by KCP plus the Warrant held by KCP exercisable into 6,363,636 shares of Common Stock. For row 13, calculation based on 175,567,952 shares of Common Stock, which is equal to 162,840,680 shares of Common Stock outstanding as of January 24, 2025 as disclosed by the Issuer in the Securities Purchase Agreement, plus 6,363,636 shares of Common Stock issued by the Issuer to KCP pursuant to the Securities Purchase Agreement and 6,363,636 shares of Common Stock into which the Warrant issued by the Issuer to KCP is exercisable. The Warrant will not become exercisable until six months after its issuance, but the underlying shares it is exercisable into have been included in the calculation of the percentage set forth in row 13, notwithstanding that the Warrant is not exercisable until six months after its issuance.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Triller Group Inc.
Address of issuer's principal executive offices: 7119 West Sunset Boulevard, Suite 782, Los Angeles, California (CA), 90046

## Item 2. Identity and Background
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated to read as follows:

The principal business address of each of the Reporting Persons is 71 Fort Street, 3rd Floor, George Town, Grand Cayman, KY1-1111, Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 3. On January 24, 2025, the Issuer entered into the Securities Purchase Agreement with KCP (the "Securities Purchase Agreement"). Pursuant to the Securities Purchase Agreement, on January 24, 2025 (the "Closing Date"), KCP purchased from the Issuer 6,363,636 shares of Common Stock and one warrant to purchase 6,363,636 shares of Common Stock (the "Warrant") for an aggregate purchase price of $14 million. The source of funds for the purchase of the shares of Common Stock and Warrant were derived from the personal funds of Roger C. Kennedy, on behalf of KCP.

## Signatures
- KCP Holdings Limited: /s/ Roger C. Kennedy, Roger C. Kennedy, Director (02/21/2025)
- Roger C. Kennedy: /s/ Roger C. Kennedy, Roger C. Kennedy (02/21/2025)